Exhibit 99.2

Financial Insights Cash & Cash Equivalents: ~ US$46 million (Runway expected to fund planned operations into 2029, excluding additional or expanded trials) Debt: No outstanding debt Ticker: KZIA (NASDAQ) American Depository Shares Outstanding: ~ 11.4 million Key Investment Highlights Portfolio: o Paxalisib , a brain - penetrant, oral, small molecule dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity o PD - L1 protein degrader platform lead compound, NDL2 , an optimized bicyclic peptide PD - L1 degrader designed to target intracellular PD - L1, thereby restoring anti - tumor immune responses even in cases of immune evasion or checkpoint inhibitor resistance o SETDB1 inhibitor platform lead compound, MSETC , an optimized, bicyclic peptide designed to target SETDB1, a key epigenetic regulator of immune evasion o EVT801 , a small molecule selective vascular endothelial growth factor receptor 3 (VEGFR3) inhibitor Partnerships and Collaborations: Genentech (paxalisib global license), Simcere (paxalisib Greater China), QIMR Berghofer (exclusive research collaboration and in - licensing), Evotec SE (EVT801 global license), Sovargen (paxalisib select neurology), Pacific Pediatric Neuro - Oncology Consortium, Memorial Sloan Kettering Cancer Center, Johns Hopkins Medicine, and Dana - Farber Cancer Institute. Proven Leadership: Dr. John Friend (CEO), Dr. Sudha Rao (CSO), and Jeffrey Kraws (Head Corporate Strategy & Development) bring clinical, operational, and market expertise to support current and future phases of development. Beyond Inhibition. Reprogramming Cancer Control. Kazia Therapeutics Limited (“Kazia”) is a Sydney - based clinical - stage oncology company focused on high - need cancers of the central nervous system and select aggressive solid tumors. Founded in 2016, the company is dedicated to advancing transformative therapies by harnessing next - generation science, disciplined development, and a commitment to clinical impact. Our mission is to redefine cancer treatment by moving beyond conventional pathway inhibition toward therapeutic reprogramming of cancer biology by targeting regulatory drivers of growth, immune escape, and relapse to deliver more durable outcomes for patients with the greatest unmet need. Disclaimer : This Fact Sheet may contain certain "forward - looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 , Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . All statements, other than statements of historical facts, contained in this Fact Sheet, including statements regarding our expectations of our financial results for the six months ended December 31 , 2025 , clinical trial results, strategy, future operations, future financial position, prospects, plans and objectives of management are forward - looking statements . These forward - looking statements involve a number of risks, uncertainties (many of which are beyond Kazia's control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements, including risks related to clinical trial delays, failure to achieve desired endpoints, regulatory setbacks or delays, financing risks, our dependence on certain partners and collaborators and clinical data variability, risks inherent in early - stage preclinical programs, uncertainties regarding the successful completion of IND - enabling studies, and risks related to in - licensed assets and research collaborations, and other risks including the risks detailed in the filings we make with the Securities and Exchange Commission from time to time, including under the heading "Risk Factors" in our most recent Annual Report of Form 20 - F . There can be no assurance that the future developments affecting Kazia Therapeutics will be those that we have anticipated . Except as required by law, Kazia Therapeutics does not undertake any obligation to update or revise any forward - looking statements whether as a result of new information, future events or otherwise . Furthermore, this Fact Sheet is intended to be used solely for informational purposes and does not constitute an offer, or solicitation of an offer, to sell any securities at any time . Some of the information contained in this Fact Sheet may be derived from industry sources . While we believe that such information is accurate and that the sources from which it has been obtained are reliable, we cannot guarantee the accuracy of such information, as we have not independently verified such information .

Milestones & Anticipated Catalysts

Q4 2025 Pricing of $50 million private placement of equity securities

Q1 2026 Clinical trial update; Complete metabolic response in stage IV TNBC expanded access patient and 2 partial responses in metastatic TNBC Phase 1b study

Q1 2026 PD-L1 protein degrader (NDL2) preclinical and translational data update

Q2 2026 In-licensing of SETDB1 inhibitor platform

Q2 2026 Appointment of Dr. Sudha Rao as Chief Scientific Officer

Q2 2026 Update from FDA discussion regarding paxalisib commercial and development path forward in GBM

Q2 2026 Advancement of NDL2 and MSETC towards IND-enabling studies

2H 2026 Readouts from neuro-oncology focused clinical trials in patients with GBM and brain metastases

2H 2026 Clinical efficacy and biomarker data from ongoing Phase 1b breast cancer study

2H 2026 Provide update of paxalisib pre-clinical development into additional breast cancer subtypes

2H 2026 Publication/Presentation of translational data supporting therapeutic reprogramming strategy for paxalisib

Pipeline Snapshot

Paxalisib* — Investigational, small molecule, brain-penetrant dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity — *licensed from:* Genentech

Indication	Stage (Preclinical / Phase 1 / Phase 2 / Phase 3 / Market)	Collaborators / Sponsors	Anticipated
Advanced Breast Cancer *Triple Negative Breast Cancer & HER2-*	1 study (Phase 1)	QIMR Berghofer Medical Research Institute	Further Update YE26
Glioblastoma & IDH-Mutant Glioma *Common primary brain cancer*	3 studies (Phase 3)	Weill Cornell Medicine; Global Coalition for Adaptive Research; The University of Sydney	Further Update YE26
DIPG / Advanced Solid Tumors *Childhood brain cancer*	3 studies (Phase 2)	Pacific Pediatric Neuro-Oncology Consortium; St. Jude Children's Research Hospital; ANZCHOG	Further Update YE26
AT / RT *Childhood brain cancer*	1 study (Phase 2)	Pacific Pediatric Neuro-Oncology Consortium; Johns Hopkins Medicine	Further Update YE26
Brain Metastases *Cancer that spreads to brain from elsewhere*	2 studies (Phase 2)	NIH National Cancer Institute; Memorial Sloan Kettering Cancer Center	Further Data YE26
Primary CNS Lymphoma *Form of non-Hodgkin's lymphoma*	1 study (Phase 2)	Dana-Farber Cancer Institute	Initial Data YE26

PD-L1 Protein Degrader Platform — Investigational, peptide molecule, targeting intracellular PD-L1 protein — *licensed from:* QIMR Berghofer Medical Research Institute

Indication	Stage (Preclinical / Phase 1 / Phase 2 / Phase 3 / Market)	Collaborators / Sponsors	Anticipated
NDL2* *Optimized PD-L1 protein degrader*	Preclinical	QIMR Berghofer Medical Research Institute	Update YE26

SETDB1 Inhibitor Platform — Investigational, peptide molecule, targeting intracellular SETDB1 — *licensed from:* QIMR Berghofer Medical Research Institute

Indication	Stage (Preclinical / Phase 1 / Phase 2 / Phase 3 / Market)	Collaborators / Sponsors	Anticipated
MSETC* *Optimized SETDB1 inhibitor*	Preclinical	QIMR Berghofer Medical Research Institute	Update YE26

EVT801* — Investigational, small molecule, highly selective / highly specific inhibitor of VEGFR3 — *licensed from:* evotec

Indication	Stage (Preclinical / Phase 1 / Phase 2 / Phase 3 / Market)	Collaborators / Sponsors	Anticipated
Advanced Solid Tumors *Patients w/ highly treatment-resistant cancer*	Phase 1	Institut Universitaire du Cancer de Toulouse Oncopole; Centre Léon Bérard	Final Data Q425

*product candidate (not approved)

KAZIA THERAPEUTICS
APRIL 2026 | Rev 01
www.kaziatherapeutics.com
ir@kaziatherapeutics.com